

December 2, 2014

Via E-mail
Ms. Teresa Tan
Chief Financial Officer
Trina Solar Limited
No. 2 Tian He Road
Electronics Park, New District
Changzhou, Jiangsu 213031
People's Republic of China

     Re: **Trina Solar Limited**
              Form 20-F for the Fiscal Year Ended December 31, 2013
              Filed April 2, 2014
              File No. 001-33195

Dear Ms. Tan:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                   Sincerely,

                   /s/ Martin James

                   Martin James
                   Senior Assistant Chief Accountant